Exhibit 99.1

Austral Amends Loan Facility

Wellington, New Zealand – April 3, 2009 -/PRNewswire/ - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX)

Austral Pacific Energy Ltd. announces that it has agreed with its loan facility provider, Investec Bank (Australia) Ltd, to further extend the maturity date for the current facility to April 30, 2009. The Bank and Austral are continuing to work toward a fundamental restructure of the company and further restructuring of the loan facility.

Web site:     www.austral-pacific.com
Email:

       ir@austral-pacific.com

Phone:

       Thom Jewell, CEO +64 (4) 495 0880

Neither TSX-V nor NZSX has approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com  and www.sec.gov/edgar/searchedgar/webusers.htm for further information.